FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

QUEBECOR MEDIA INC.
(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.	Press release dated September 16, 2005

VIDÉOTRON LTÉE ANNOUNCES THAT IT HAS SUCCESSFULLY
COMPLETED ITS OFFERING OF US$175 MILLION OF SENIOR NOTES

Montréal, September 16, 2005 — Vidéotron Ltée announced today that it has successfully closed its private offering of US$175 million aggregate principal amount of 6 3/8% Senior Notes due December 15, 2015, which were sold at a slight discount and result in an effective yield of 6.444%. The net proceeds from the sale of the Senior Notes amount to US$171.8 million (CDN$203.6 million) and will be used to repay CDN$79 million under Vidéotron’s revolving credit facility, being all amounts outstanding thereunder, and to pay a dividend of CDN$100.0 million to Quebecor Media Inc., Vidéotron’s parent company. The remainder of such net proceeds will be used for other general corporate purposes.

The President and Chief Executive Officer of Vidéotron, Mr. Robert Dépatie, said: “We are once again very pleased with the market reception which this offering of Senior Notes enjoyed, reflecting investors’ acknowledgement of Videotron’s robust financial condition and operating performance.”

“After conversion into Canadian dollars, the interest coupon for this issue of Senior Notes of Videotron will be 5.98%, representing a very attractive effective interest rate of 6.05% after taking into account the slight discount at issuance”, commented Jacques Mallette, Executive Vice President and Chief Financial Officer of Quebecor Media Inc.

The offering was made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A under the United States Securities Act of 1933, as amended, or the U.S. Securities Act. The new Senior Notes have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to a registration statement or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

Vidéotron ltée (www.videotron.com), a wholly-owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services and residential telephone service. Vidéotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. Vidéotron serves 1,459,000 cable television customers in Québec; including over 411,000 illico customers as of August 31, 2005. Vidéotron is also the Québec leader in high-speed Internet access, with 591,000 customers to its cable modem and dial-up services. Vidéotron provides residential telephone service to more than 75,000 customers in Montréal, Québec City, Laval and Montréal South Shore.

Information: Jacques Mallette Executive Vice President and Chief Financial Officer Quebecor Inc. (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. Office: (514) 380-1974 Portable: (514) 886-7665 lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay
——————————————————————
By:   Claudine Tremblay
         Senior Director, Corporate Secretariat

Date: September 16, 2005